CAPITAL CORP OF THE WEST
550 WEST MAIN STREET
MERCED, CA 95340

AUTO DATA PROCESSING
INVESTOR COMM SERVICES
ATTENTION:
TEST PRINT
51 MERCEDES WAY
EDGEWOOD, NY
11717

1 OF 12 15

2

Internet and Telephone Voting Instructions
You can vote be telephone or Internet!
Available 24 Hours a day 7 days a week!

VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE SHAREHOLDER COMMUNICATIONS
If you would like to reduce the costs incurred by Capital Corp of the West in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access shareholder communications electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Capital Corp of the West, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

 0000 0000 0000

NAME	
CAPITAL CORP OF THE WEST-ESOP	123,456,789,012.12345
CAPITAL CORP OF THE WEST-ESOP	123,456,789,012.12345
CAPITAL CORP OF THE WEST-ESOP	123,456,789,012.12345
CAPITAL CORP OF THE WEST-ESOP	123,456,789,012.12345
CAPITAL CORP OF THE WEST-ESOP	123,456,789,012.12345
CAPITAL CORP OF THE WEST-ESOP	123,456,789,012.12345
CAPITAL CORP OF THE WEST-ESOP	123,456,789,012.12345
CAPITAL CORP OF THE WEST-ESOP	123,456,789,012.12345

PAGE 1 OF 2

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: ☒

CAPCW1

KEEP THIS PORTION FOR YOUR RECORDS



THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

DETACH AND RETURN THIS PORTION ONLY

CAPITAL CORP OF THE WEST

02   0000000000   214958319637

1 Election of Directors

1. To vote for the election of the following persons as Class II Directors of the Company to serve three-year terms or until their successors are elected and qualified:

Nominees: Class II Directors

01 - John D. Fawcett   03 - Curtis A. Riggs
02 - Thomas T. Hawker

	For All	Withhold All	For All Except	
	☐	☐	☐	To withhold authority to vote for any individual nominee(s), mark "For All Except" and write the number(s) of the nominee(s) on the line below.

_____

2 Proposal

		For	Against	Abstain
2.	To approve a proposal to increase the number of shares available for grants of stock options pursuant to the Capital Corp of the West 2002 Stock Option Plan.	☐	☐	☐

The proxies will vote in their discretion on such other business as may properly come before the Meeting or any adjournment thereof as provided in the proxy statement.

3 Authorized Signatures - Sign Here - This section must be completed for your instructions to be executed.

Please sign exactly as your name(s) appear(s). When signing as attorney, executor, administrator, trustee, officer, partner, or guardian, please give full title. If more than one trustee, all should sign. WHETHER OR NOT YOU PLAN TO ATTEND THIS MEETING, PLEASE SIGN AND RETURN THIS PROXY AS PROMPTLY AS POSSIBLE IN THE ENCLOSED POSTAGE-PAID ENVELOPE.

To assure a quorum, you are urged to date and sign this Proxy and mail it promptly in the enclosed envelope, which requires no additional postage if mailed in the United States or Canada.

For address changes and/or comments, please check this box and write them on the back where indicated.   ☐

MATERIALS ELECTION
As of July 1, 2007, SEC rules permit companies to send you a notice that proxy information is available on the Internet, instead of mailing you a complete set of materials. Check the box to the right if you want to receive a complete set of future proxy materials by mail, at no cost to you. If you do not take action you may receive only a Notice.   ☐

	Yes	No
Please indicate if you plan to attend this meeting.	☐	☐

123,456,789,012
140065B99
15

Signature [PLEASE SIGN WITHIN BOX]	Date

Z42603

Signature (Joint Owners)	Date

If you vote by telephone or the Internet, DO NOT mail back your proxy
Proxies submitted by telephone or the Internet must be received by 11:59 p.m., Eastern Time, on May 21, 2007.

Thank you for voting.

REVOCABLE PROXY

Capital Corp of the West

REVOCABLE PROXY

PROXY FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD MAY 22, 2007
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned holder of common stock acknowledges receipt of the Notice of Annual Meeting of Shareholders of Capital Corp of the West, a California corporation (the "Company") and the accompanying Proxy Statement dated April 20, 2007 and 2006 Annual Report of the company and revoking any proxy heretofore given, hereby constitutes and appoints Richard de la Pena and David A. Heaberlin, or either of them, with full power of substitution, as attorney and proxy to appear and vote all of the shares of common stock of the Company standing in the name of the undersigned which the undersigned could vote if personally present and acting at the Annual Meeting of Shareholders of the Company to be held at Merced, California, on May 22, 2007 at 11:00 a.m. local time or at any adjournments thereof, upon the following items set forth in the Notice of Meeting and more fully described in the Proxy Statement.

This proxy may be revoke prior to its exercise.

The Board of Directors recommends a vote *for* election as directors of the nominees named on the other side of this proxy and a vote to approve Proposal 2 to increase the number of shares available for stock options. **If no other instruction is given, the proxy holders intend to vote *for* all nominees listed, for Proposal 2, and in their discretion on such other business as may properly come before the meeting or any adjournment thereof.**

Address Changes/Comments: ______________________________

____

(If you noted any Address Changes/Comments above, please mark corresponding box on the reverse side.)

(Continued and to be signed on reverse side.)